Mail Stop 4561

      July 29, 2005

Mr. Christopher J. Floyd
Chief Financial Officer
Innovative Software Technologies, Inc.
100 North Tampa Street
Suite 2410
Tampa, FL 33602

      Re:	Innovative Software Technologies Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Filed May 5, 2005
		Form 10-QSB for the Quarter Ended March 31, 2005
		Filed May 23, 2005
		File No. 0-27465

Dear Mr. Floyd:

      We have reviewed your response letter dated June 27, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Note 10 - Subsequent Events, pages F-19 - F-20

1. We acknowledge your response to prior comment 1. We note that you believe that upon disposal of Triad Media, the goodwill on the balance sheet at December 31, 2004 had no future utility or value. In light of this fact, we are unclear why you used the trading market price of your common stock as opposed to the fair value of only the
Triad Media reporting unit when performing step one of the goodwill impairment test described in paragraph 19 of SFAS 142. Triad Media seems to be the reporting unit to which all of the remaining goodwill relates. Additionally, please tell us why you did not test the Triad
Media assets for recoverability at December 31, 2004 in light of the operating losses sustained in 2004 and its impending disposition. Reference is made to SFAS 144, paragraph 8e & 8f.

Form 10-KSB/A for the Year Ended December 31, 2004 and Form 10-
QSB/A
for the Quarter Ended March 31, 2005

Exhibits 31.1 and 31.2

2. Please amend the certifications in Form 10-KSB/A and Form 10-QSB/A to conform the language in paragraphs 4, 4a, 4c, 5, 5a and 5b exactly to the corresponding language in Item 601 of Regulation S-B. Additionally, please eliminate paragraph 6 as it is not included within Item 601 of Regulation S-B.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Christopher J. Floyd
Innovative Software Technologies
June 14, 2005
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